Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

NEWS RELEASE

FOR IMMEDIATE RELEASE

Media contact:
March 2, 2005	Peter Thonis
212-395-2355
Peter.Thonis@Verizon.com

Verizon–MCI Transaction Creates Competitor Able to

Invest in the Future, Seidenberg Says

Transaction Is ‘Natural Step’ in Evolution of Communications Industry

WASHINGTON — The combination of Verizon and MCI will create a “strong new competitor” able to serve customers with a full range of services in the large business, government and critical national security sectors, Ivan Seidenberg, the chairman and CEO of Verizon, told members of Congress today. He said his company’s agreement to acquire MCI is a “natural step” in response to the fast-paced restructuring of communications around new technologies and markets.

In testimony before the House Committee on Energy and Commerce, Seidenberg said the MCI transaction combines complementary assets and capabilities and continues Verizon’s practice of “investing heavily in the growth segments of the marketplace, such as wireless and broadband.”

By adding MCI’s significant network and Internet backbone assets, he said, Verizon will compete fully in the enterprise—large business and government—market on an international scale.

“This transaction is about the future,” Seidenberg said. “Verizon and MCI will be a national, full-service company with the technology and financial strength to deliver the broadband future and create economic growth for America.”

Verizon plans to invest approximately $3 billion in MCI’s backbone, network and systems after the transaction is complete. Verizon does not currently have its own Internet backbone network.

Seidenberg assured lawmakers that Verizon’s MCI acquisition, which at $6.7 billion is smaller than many other communications sector combinations, will increase competition and “does not alter the dynamics that are reshaping the consumer market.”

“Competition from wireless, cable telephony, e-mail, instant messaging and VoIP will continue to drive pricing, with or without this transaction,” he said. “The consumer marketplace will continue to become less concentrated over time—with or without this transaction—as new platforms vie for the broadband household.”

He said the combination of Verizon’s strong local assets and solid presence among local and regional customers with MCI’s IP networks and products and its base of national and global customers will benefit a broad range of consumers. Today, MCI operates one of the world’s premier global networks. A major portion of Verizon’s business is connecting customers large and small to such networks.

“Consumers will benefit because we will have an advanced broadband platform, capable of delivering next-generation services in markets around the U.S.,” Seidenberg said. “Businesses will benefit because we will be a strong, stable and secure supplier of advanced telecommunications services.

“National security will benefit because we will continue to strengthen the infrastructure that is a critical component of government communications systems, including those used by the Departments of Defense and Homeland Security,” he said.

The Verizon-MCI agreement was announced February 14 in New York.

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of more than 210,000 in four business units: Domestic Telecom serves customers based in 29 states with wireline telecommunications services, including broadband, nationwide long-distance and other services. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 43.8 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.